Exhibit 12
UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Loss before discontinued operations, net of minority interests	$(11,360)	$(12,577)	$(24,645)	$(25,818)

Add (from continuing operations):
Interest on indebtedness (a)	37,951	38,230	78,828	77,956
Minority interests	(430)	(1,066)	(1,497)	(2,070)
Portion of rents representative of the interest factor	438	199	864	399

Earnings	$26,599	$24,786	$53,550	$50,467

Fixed charges and preferred stock dividend (from continuing operations):

Interest on indebtedness (a)	$37,951	$38,230	$78,828	$77,956
Capitalized interest	3,848	4,096	7,142	5,871
Portion of rents representative of the interest factor	438	199	864	399

Fixed Charges	42,237	42,525	86,834	84,226

Add:
Preferred stock dividend	3,209	3,624	6,418	7,466
Premium on preferred stock repurchases	—	2,261	—	2,261

Combined fixed charges and preferred stock dividend	$45,446	$48,410	$93,252	$93,953

Ratio of earnings to fixed charges	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—
For the three months ended June 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $15.6 million and $18.8 million, respectively.
For the three months ended June 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $17.7 million and $23.6 million, respectively.
For the six months ended June 30, 2008, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $33.3 million and $39.7 million, respectively.
For the six months ended June 30, 2007, the ratio of earnings to fixed charges and the ratio of combined fixed charges and preferred stock dividends was deficient of achieving a 1:1 ratio by $33.8 million and $43.5 million, respectively.

(a)	Interest on indebtedness for the three and six months ended June 30, 2008 is presented gross of the gain on debt extinguishment of $1.2 million and $6.3 million, respectively.